Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for March 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for March 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In March 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 113.2% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and regional routes increased by 139.8% and 106.66%, respectively, and for international routes decreased by 51.2%, as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 174.38%. Of which, passenger traffic for domestic and regional routes increased by 202.02% and 245.31%, respectively, and for international routes decreased by 52.78%, as compared to the same period last year. The passenger load factor was 74.96%, representing an increase of 16.71 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic and regional routes increased by 15.67 percentage points and 14.24 percentage points, respectively, and for international routes decreased by 1.47 percentage points, as compared to the same period last year.

In terms of cargo operations, in March 2021, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 80.81% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 30.2% as compared to the same period last year. The cargo and mail load factor was 50.09%, representing a decrease of 19.47 percentage points as compared to the same period last year.

In March 2021, the Group has newly launched the following major routes: Beijing Daxing – Fuzhou - Beijing Daxing, Shanghai Pudong - Xi’an - Shanghai Pudong, Shanghai Pudong – Shenyang - Shanghai Pudong, Guangzhou – Hohhot – Hailar – Hohhot – Guangzhou, Haikou – Hangzhou – Haikou, Haikou – Xi’an – Haikou, Haikou – Changsha – Harbin – Changsha – Haikou, Changchun – Wuhan – Zhuhai – Wuhan – Changchun, Harbin – Hangzhou – Harbin, Guiyang – Xining – Guiyang, Xiamen – Wuhan – Changchun – Wuhan – Xiamen, Chongqing – Qingdao – Shenyang – Qingdao - Chongqing, Ningbo – Chongqing – Lhasa – Chongqing - Ningbo (each seven flights a week).

In March 2021, the Group introduced four aircrafts (including two A321NEO aircrafts, one A320NEO aircraft and one ARJ21 aircraft), and the Group disposed of one EMB190 aircraft. As of the end of March 2021, the Group operated a fleet of 870 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	8	0	8
Airbus 330 Series	4	29	12	45
Airbus 320 Series	98	107	123	328
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	158	80	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	2	8
ARJ21	1	6	0	7
Total	285	277	308	870

KEY OPERATING DATA OF MARCH 2021

Traffic	March 2021			Cumulative 2021
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	16,968.93	123.39	202.02	33,449.68	47.68
Regional	17.72	77.28	245.31	39.59	-77.47
International	323.64	36.08	-52.78	926.21	-90.37
Total	17,310.29	120.68	174.38	34,415.48	6.09
RTK (in million)
Domestic	1,622.31	119.15	178.86	3,255.76	45.01
Regional	2.80	78.98	142.71	6.60	-62.80
International	629.05	26.32	21.58	1,770.52	-12.22
Total	2,254.17	81.81	104.87	5,032.88	17.59
RTK - Cargo and Mail (in million)
Domestic	107.84	52.58	24.20	283.51	2.93
Regional	1.22	79.61	72.94	3.09	25.80
International	600.20	25.87	31.27	1,688.09	42.49
Total	709.26	29.38	30.20	1,974.68	35.01
Passengers carried (in thousand)
Domestic	11,126.13	122.37	207.65	22,131.07	52.49
Regional	16.88	75.62	248.66	38.11	-75.08
International	61.53	56.43	-53.88	162.31	-92.56
Total	11,204.55	121.77	198.41	22,331.49	32.56
Cargo and mail carried (in thousand tonnes)
Domestic	64.63	48.12	22.95	172.30	3.16
Regional	1.24	80.46	88.00	3.13	39.36
International	62.09	25.29	25.22	175.26	30.36
Total	127.96	36.31	24.46	350.69	15.47

Capacity	March 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	22,309.59	94.01	139.80	47,422.88	41.60
Regional	49.99	55.90	106.66	124.45	-60.87
International	733.92	26.42	-51.20	2,138.66	-84.64
Total	23,093.50	90.67	113.20	49,685.99	4.09
ATK (in million)
Domestic	2,587.17	102.21	153.72	5,389.07	42.50
Regional	6.45	41.71	84.04	16.65	-55.86
International	900.72	16.24	22.59	2,681.19	-16.86
Total	3,494.33	69.72	98.77	8,086.91	14.80
ATK - Cargo and Mail (in million)
Domestic	579.30	136.90	217.61	1,121.01	46.04
Regional	1.95	17.10	46.91	5.44	-40.04
International	834.67	15.51	39.26	2,488.71	26.22
Total	1,415.92	46.15	80.81	3,615.17	31.54

Load Factor	March 2021			Cumulative 2021
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	76.06	10.00	15.67	70.53	2.90
Regional	35.46	4.28	14.24	31.81	-23.44
International	44.10	3.13	-1.47	43.31	-25.74
Total	74.96	10.19	16.71	69.27	1.30
Cargo and Mail Load Factor
Domestic	18.62	-10.28	-28.99	25.29	-10.59
Regional	62.81	21.86	9.45	56.67	29.66
International	71.91	5.92	-4.38	67.83	7.74
Total	50.09	-6.50	-19.47	54.62	1.41
Overall Load Factor (RTK/ATK)
Domestic	62.71	4.85	5.65	60.41	1.05
Regional	43.48	9.05	10.51	39.67	-7.41
International	69.84	5.57	-0.58	66.03	3.49
Total	64.51	4.29	1.92	62.23	1.48

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 April 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.